LOUIS GOLDBERG

PARTNER

Direct Tel:	212.592.1498
Direct Fax:	212.545.3411

Email:	lgoldberg@herrick.com

January 7, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE, Mail Stop 3720

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director

Re:	Sielox, Inc.

File No. 0-29423

Form 10-K for the Fiscal Year Ended December 31, 2006

Form 10-Q/A for the Fiscal Quarter Ended September 30, 2007

Dear Sir or Madam:

We are submitting this letter in response to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in the letter (the “Comment Letter”) dated December 20, 2007 to Mr. Sebastian Cassetta, Chief Executive Officer of Sielox, Inc. (the “Company”) with respect to the above referenced filings. We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below the original comment. The responses are numbered to coincide with the numbering of the comments in the Comment Letter.

In addition, the Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

January 7, 2008

Form 10-K

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, Page 19

1.

In future filings, include quantitative and qualitative disclosures for market risk regarding money market funds, trade receivables and outstanding amounts due on lines of credit. You should use one of the three disclosure alternatives of Item 305(a) of Regulation S-K.

The Company acknowledges the Staff’s comment and will make the requested disclosure in future filings.

Financial Statements
Revenue Recognition, Page F-14

2.

We note that your products, cameras, monitors, camera housings, power supplies, mulitplexers, high speed domes, controllers, and analog and digital video recorders. We also note that you provide warranties and software updates and that your products are used by the government, military and in large corporate environments. Expand your revenue recognition policy disclosures to clearly describe your policies with respect to each of your significant products and services, and advise us. In your response, please explain how you apply the guidance in SAB Topic 13. Also, indicate your arrangements that have multiple deliverables or software and, with respect to each, tell us how you apply the guidance of EITF 00-21 and SOP 97-2.

The Company’s revenue generating activities involve the delivery of goods and software by the Company and its subsidiaries. The Company does not enter into consignment or layaway sales and does not segregate inventory in its warehouses for classification as “sold” even if a customer is temporarily unable to accept delivery. In accordance with SAB Topic 13, the Company only recognizes revenue when it is in receipt of a signed purchase order from an authorized dealer/distributor, the product has been shipped in accordance with such purchase order, the product has been invoiced in accordance with the Company’s current price list, the Company’s credit policies are met and the Company is reasonable assured that the invoice will be paid. The Company does not have multiple deliverables and all items are billed individually when shipped. Even though a particular component may be part of an installation, if not available for delivery and installation, such component is not billed and is not recognized as revenue until it is available and shipped to the dealer/distributor. Accordingly the guidance contained in EITF 00-21 and SOP 97-2 is not applicable to the Company’s business.

The Company will expand its revenue recognition policy in its upcoming Annual Report on Form
10-K for the fiscal year ended December 31, 2007.

January 7, 2008

Restricted Cash and Gain on Sale of Assets, Page F-17

3.

Refer to the third paragraph of page F-17, which states that the Company estimated its “potential liability” under this indemnification guarantee to eBay at the amount of the $2 million cap. Please revise to reflect this guarantee at the fair value of your obligation at inception. Moreover explain to us how you estimated the revised carrying amount of this liability under FIN 45. Otherwise please advise.

The Company estimated the fair value of the indemnification guarantee in connection with the eBay transaction to be $2 million at inception given that the Company believed that the potential existed for the Company to have liability in amounts of at least $2 million maximum liability under the indemnification guaranty based on potential claims by eBay for breaches of representations and warranties made by the Company to eBay under the purchase agreement between the Company and eBay. The Company determined that the carrying amount of the indemnification guaranty should remain at $2 million throughout the two year term of the indemnification guarantee given the continuing potential for claims to be made by eBay under the indemnification guarantee resulting from breaches of certain representations and warranties covered by the indemnification guarantee.

Given that the indemnification guaranty was valued at inception and throughout the life of the guaranty at $2 million, the Company respectfully submits that it does not believe that revisions to the existing disclosure are required. In addition, given that the eBay transaction was consummated in 2003 and the $2 million held in escrow pursuant to the indemnification guarantee was paid to the Company in 2005, the Company will not be including any reference to the indemnification obligation in the Company’s future financial statements.

Intangible Assets, Page F-17

4.	Describe the distribution agreements that you acquired in the Southern Imaging acquisition and explain to us how you determined that these intangible assets had indefinite lives under SFAS 142.

The Company is party to several distribution agreements with video equipment manufacturers to distribute video cameras and parts to the industrial market. While these agreements are renewable annually, they have each been in place for a number of years. The Company believes that as long as the Company continues to perform its obligations under these agreements, it is unlikely that the video equipment manufacturers will not renew the terms of such agreements. Accordingly, under an analysis based upon SFAS 142, the Company has assigned an indefinite life to each of these agreements. In the unlikely event that any of these agreements is not renewed, the Company anticipates that it will take an impairment charge at the time of such non-renewal.

January 7, 2008

Form 10-Q/A for September 30, 2007

Financial Statements

Note 3 -- Merger, Page 10

5.

We note that Dynabazaar Inc. and L Q Corporation shared several officers before the merger. Please describe all of the relationships between these two companies and Barington for us. Explain to us why you believe Dynabazaar Inc. and L Q Corporation were not under common control at the time of the merger.

Reference is made to page F-11 of the Company's Form 10-K for the fiscal year ended December 31, 2006, where disclosure is made regarding the relationships among each of Dynabazaar Inc. (“Dynabazaar”), L Q Corporation (“LQ”) and Barington Capital Group, L.P. (“Barington”). The Company believes that Dynabazaar and LQ were not under common control prior to the merger despite the existence of overlapping management, given that each of Dynabazaar and LQ were operated as separate and distinct entities. Each of Dynabazaar and LQ had separate boards of directors. In addition, all of the independent directors on the Board of Directors of Dynabazaar (and each committee thereof including the audit committee) were different from the independent directors of the Board of Directors of LQ.

Furthermore, although Barington owned greater than 10% of the common stock of both Dynabazaar and LQ, Barington voted and caused its affiliates to vote in favor of the merger in proportion to the votes of the other stockholders of Dynabazaar and LQ.

Thank you for your consideration. If you have any further questions or comments, please do not hesitate to contact me.

Sincerely,

/s/ LOUIS GOLDBERG

Louis Goldberg

cc:	Mr. Sebastian E. Cassetta
Mr. Melvyn Brunt